
June 20, 2013

Via E-mail
David B. Dillon
Chief Executive Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

> **Re: The Kroger Co.**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed April 2, 2013**
> **Definitive Proxy Statement filed on Schedule 14A**
> **Filed May 14, 2013**
> **File No. 001-00303**

Dear Mr. Dillon:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Definitive Proxy Statement filed on Schedule 14A

Performance –Based Annual Cash Bonus, page 22

1. We note that you have omitted from the tables on pages 23 and 26 your Strategic Plan targets and the actual results "as they are competitively sensitive." We note a similar omission for your Associate Engagement component of your long-term performance based plan. Please disclose the specific targets and the actual results related to the Strategic Plan and Associate Engagement or provide us with your analysis as to why it is appropriate to omit this information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. If disclosure of this information would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the various targets. For additional guidance, please see Question 118.04 of our Compliance and Disclosure Interpretation on Regulation S-K available on our website at www.sec.gov.

David B. Dillon
The Kroger Co.
June 20, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director